UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                           Gunther International, Ltd.
------------------------------------------------------------------------------
                                (Name of Company)

                     Common Stock, par value $.001 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   403203 10 2
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Thomas J. Tisch
                               667 Madison Avenue
                               New York, NY 10021
                                 (212) 521-2927
------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 2, 1998
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of this statement, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------------------------------------------
CUSIP No. 403203 10 2                                    Page 2 of 21 Pages
-----------------------------------------------------------------------------

-------- --------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)

         Gunther Partners, LLC
-------- --------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- --------------------------------------------------------------------
   3
         SEC USE ONLY
-------- --------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
-------- --------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          |_|
-------- --------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
====-------------------------------------------------------------------------
------------------ ------- --------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                2,591,616
                   ------- --------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               1,801,916
                   ------- --------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           2,591,616
                   ------- --------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- --------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,393,532
-------- --------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |X|
-------- --------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         62.9%
-------- --------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         OO
-------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------------------------
CUSIP No. 403203 10 2                                    Page 3 of 21 Pages
-----------------------------------------------------------------------------

-------- --------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Four Partners
-------- --------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- --------------------------------------------------------------------
   3
         SEC USE ONLY
-------- --------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
-------- --------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          |_|
-------- --------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------- --------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                2,714,877
                   ------- --------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- --------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           2,714,877
                   ------- --------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- --------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,714,877
-------- --------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |X|
-------- --------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         41.7%
-------- --------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         PN
-------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------------------------
CUSIP No. 403203 10 2                                    Page 4 of 21 Pages
-----------------------------------------------------------------------------

-------- --------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Robert Spiegel
-------- --------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- --------------------------------------------------------------------
   3
         SEC USE ONLY
-------- --------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- --------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          |_|
-------- --------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- --------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                620,742
                   ------- --------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- --------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           620,742
                   ------- --------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- --------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         620,742
-------- --------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |X|
-------- --------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.9%
-------- --------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------------------------
CUSIP No. 403203 10 2                                    Page 5 of 21 Pages
-----------------------------------------------------------------------------
-------- --------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Richard Spiegel 1987 Trust
-------- --------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- --------------------------------------------------------------------
   3
         SEC USE ONLY
-------- --------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         OO
-------- --------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          |_|
-------- --------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- --------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                79,790
                   ------- --------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- --------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           79,790
                   ------- --------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- --------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         79,790
-------- --------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |_|
-------- --------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.8%
-------- --------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         OO
-------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------------------------------------------
CUSIP No. 403203 10 2                                    Page 6 of 21 Pages
-----------------------------------------------------------------------------


-------- --------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Thomas M. Steinberg
-------- --------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|

                                                                     (b)  |_|
-------- --------------------------------------------------------------------
   3
         SEC USE ONLY
-------- --------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- --------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          |_|
-------- --------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- --------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                32,395
                   ------- --------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- --------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           32,395
                   ------- --------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- --------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         32,395
-------- --------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         |X|
-------- --------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.7%%
-------- --------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 403203 10 2                13D                 Page 7 of 21 Pages


              This Statement amends, supplements and restates the Schedule 13D (the "Schedule 13D") of Four Partners, a New York general partnership, filed with the Securities and Exchange Commission on March 23, 1995, as amended by Amendment No. 1 dated April 6, 1995, Amendment No. 2 dated June 23, 1995, Amendment No. 3 dated August 24, 1995 and amendment No. 4 dated October 23, 1996, with respect to the Common Stock, $.001 par value per share, of Gunther International, Ltd.

Item 1.       Security and Company.

              The title of the class of equity securities to which this Statement relates is the Common Stock, par value $.001 per share (the "Common Stock"), of Gunther International, Ltd. (the "Company"). The principal executive offices of the Company are located at One Winnenden Road, Norwich, Connecticut 06360.

Item 2.       Identity and Background.

              (a) - (c), (f)

               This statement is being filed by the following entities and individuals:

              1. Gunther Partners, LLC, a Delaware limited liability company ("GP");

              2. Four Partners, a New York general partnership ("FP");

              3. Robert Spiegel ("Spiegel")

              4. Richard Spiegel 1987 Trust ("Spiegel Trust"); and

              5. Thomas M. Steinberg ("Steinberg").

GP, FP, Spiegel, Spiegel Trust and Steinberg are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

              The Company, BankBoston, N.A., the co-executors of the Estate of Harold S. Geneen (the "Geneen Estate") and GP entered into an Agreement dated October 2, 1998 (the "Omnibus Agreement") relating to the restructuring of certain indebtedness of the Company. In connection with the Omnibus Agreement, the Company and GP entered into a Loan and Security Agreement dated October 2, 1998 (the "Loan Agreement") pursuant to which GP made loans to the Company (the "Loans") in the principal amount of $4,000,000.

CUSIP No. 403203 10 2                13D                 Page 8 of 21 Pages

              As an inducement to GP to make the Loans to the Company, the Company issued to GP stock purchase warrants (the "Warrants") exercisable for the number of shares of Common Stock ("Warrant Shares") that is equal to 35% of the pro forma, fully diluted number of shares of Common Stock as of the date of exercise. The Warrants are not exercisable until January 1, 1999. As of the date hereof, the Warrants would be exercisable for 2,591,616 Warrant Shares. The manner in which the pro forma, fully diluted number of shares of Common Stock as of the date of exercise is computed is described in Item 6 below (the maximum number of Warrant Shares issuable upon exercise of the Warrants may increase or decrease depending on the number of pro forma, full diluted shares of Common Stock, as described in Item 6). The Reporting Persons have elected to report beneficial ownership of the Warrant Shares at this time notwithstanding that Rule 13d-3 under the Exchange Act does not attribute to them beneficial ownership of securities which they have the right to obtain upon the exercise of warrants unless the securities can be obtained within 60 days. The Company and GP also entered into a Registration Rights Agreement dated as of October 2, 1998 pursuant to which the Company has agreed to register the Warrants and the Warrant Shares under the Securities Act of 1933, as amended (the "Securities Act").

              Also in connection with the Omnibus Agreement, the Company, Park Investment Partners, Inc., Gerald H. Newman, GP and the Geneen Estate entered into a Voting Agreement dated October 2, 1998 (the "Voting Agreement") pursuant to which the parties agreed to vote all shares of capital stock owned by them for election to the Board of Directors of the Company of a number of individuals nominated by GP sufficient to constitute a majority of the Board of Directors, one individual nominated by the Geneen Estate and one individual nominated by Park Investment Partners, Inc. As of the date hereof, Park Investment Partners, Inc., Gerald H. Newman, GP and the Geneen Estate own in the aggregate 1,801,916 shares of Common Stock (the "Voting Agreement Shares"), which is approximately 41.0% of the outstanding shares of Common Stock (assuming no exercise of the Warrants or other outstanding warrants and options).

              By signing this statement, each Reporting Person agrees that this Statement is filed on its or his behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

CUSIP No. 403203 10 2                13D                 Page 9 of 21 Pages

GP

              The members of GP are FP, Mr. Spiegel, Spiegel Trust and Mr. Steinberg. GP was formed for the purpose of making the Loans and acquiring the Warrants. The mailing address of GP is c/o Thomas J. Tisch, 667 Madison Avenue, New York, New York 10021. Thomas J. Tisch has been appointed the Manager of GP.

              GP was formed pursuant to a Limited Liability Company Agreement dated as of September 28, 1998 (the "GP LLC Agreement") by and among Thomas J. Tisch, as the Manager of GP, and FP, Mr. Spiegel, Spiegel Trust and Mr. Steinberg, as the members of GP. The members contributed an aggregate of $4,000,000 to GP. The percentage ownership interests in GP of FP, Mr. Spiegel, Spiegel Trust and Mr. Steinberg are 81.25%, 15%, 2.5% and 1.25%, respectively. The GP LLC Agreement provides that GP shall be managed by the Manager, who shall have full, complete and exclusive authority to manage and control the Business, affairs, and properties of GP and to make all decisions regarding the same and to perform all other acts or activities customary or incident to the management of GP's business.

              GP intends to distribute the Warrants to the members of GP pro rata according to their membership interests. Accordingly, each member has reported herein beneficial ownership of its pro rata share of the Warrants. The members of GP reserve the right to further distribute the Warrants to members of their families or in the case of FP, to the trusts that are the members of FP, the beneficiaries of such trusts, members of the families of those beneficiaries, trusts for the benefit of members of their families or partnerships or limited liability companies owned by one or more of the foregoing.

FP

              The principal business of FP is investments. The mailing address of FP is c/o Thomas J. Tisch, 667 Madison Avenue, New York, New York 10021.

              The sole partners of FP are Andrew H. Tisch 1991 Trust, for which Andrew H. Tisch is the managing trustee, Daniel R. Tisch 1991 Trust, for which Daniel R. Tisch is the managing trustee, James S. Tisch 1991 Trust, for which James S. Tisch is the managing trustee, and Thomas J. Tisch 1991 Trust, for which Thomas J. Tisch is the managing trustee. The foregoing trusts are referred to herein as the "Tisch Trusts". Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch are referred to herein as the "Messrs. Tisch". Thomas
J. Tisch has been appointed the Manager of FP.

CUSIP No. 403203 10 2                13D                 Page 10 of 21 Pages

              Set forth below is certain information with respect to the Messrs.
Tisch:

                                               Present Principal
Name                Business Addres            Occupation

Andrew H. Tisch     667 Madison Avenue         Chairman of the
                    New York, NY  10021        Management Committee,
                                               Loews Corporation (a
                                               public company
                                               primarily engaged in
                                               insurance and
                                               tobacco)

Daniel R. Tisch     c/o Mentor Partners, L.P.  General Partner,
                    500 Park Avenue            Mentor Partners,
                    New York, NY  10022        L.P. (a partnership
                                               engaged in investment
                                               activities)

James S. Tisch      667 Madison Avenue         President and Chief
                    New York, NY  10021        Operating Officer,
                                               Loews Corporation (a
                                               public company
                                               primarily engaged in
                                               insurance and
                                               tobacco)

Thomas J. Tisch     667 Madison Avenue         Managing Partner of
                    New York, NY  10021        FLF Associates and
                                               Manager of FP and
                                               Four-Fourteen
                                               Partners, LLC
                                               (partnerships and
                                               limited liability
                                               companies engaged in
                                               investment
                                               activities)

              The Messrs. Tisch are brothers and are United States citizens.

Mr. Spiegel

              The residence address of Mr. Spiegel is 19850 Beach Road, Tequesta, Florida 33469. Mr. Spiegel's principal occupation or employment is a private investor. Prior to May 1995, Mr. Spiegel was Chairman and President of RJR Drug Distributors (retail drug stores). Mr. Spiegel is a United States citizen.

CUSIP No. 403203 10 2                13D                 Page 11 of 21 Pages

Spiegel Trust

              Spiegel Trust is a trust for the benefit of Richard Spiegel, Mr. Spiegel's son. The trustees of Spiegel Trust are Mr. Spiegel and Gail H. Spiegel, Mr. Spiegel's wife. The address of Spiegel Trust is Robert Spiegel, Trustee, 19850 Beach Road, Tequesta, Florida 33469.

Mr. Steinberg

              Mr. Steinberg's residence address is 199 Aycrigg Avenue, Passaic Park, New Jersey 07055. Mr. Steinberg's principal occupation or employment is President, Tisch Financial Management (manages investments and provides services to members of the Tisch family), 667 Madison Avenue, New York, New York 10021. Mr. Steinberg is a United States citizen.

              (d)-(e)

              During the last five years, none of the persons or entities named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the persons or entities named in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its, his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

              Set forth below is information regarding the funds used by the Reporting Persons to purchase the Warrants. For this purpose, the Reporting Persons have allocated the funds paid by GP to the Company between the notes issued by the Company to evidence its indebtedness in respect of the Loans and the Warrants.

       Reporting                                           Aggregate Purchase
        Person             Source of Funds                 Price of Warrants
       ---------           ---------------                 ------------------
GP                         Working Capital                      $345,000
FP                         Working Capital                      $280,313
Spiegel                    Personal Funds                        $51,750
Spiegel Trust              Trust Funds                            $8,625
Steinberg                  Personal Funds                         $4,313

CUSIP No. 403203 10 2                13D                 Page 12 of 21 Pages

              The foregoing amounts do not include the exercise price of the Warrants. The Reporting Persons would have to pay the Warrant exercise price to obtain the shares of Common Stock that are issuable upon exercise of Warrants and that are included among the shares of Common Stock beneficially owned by the Reporting Persons. The initial exercise price of the Warrants is $1.50 per share of Common Stock.

              Prior to the transactions effected pursuant to the Omnibus Agreement, FP held 494,189 shares of Common Stock and, pursuant to the beneficial ownership attribution provisions of Rule 13d-3(d)(1)(i) of the Exchange Act, is deemed to be the beneficial owner of 115,000 additional shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants (the "IPO Warrants") that were originally issued by the Company on December 20, 1993 in connection with the Company's initial public offering. Each IPO Warrant is exercisable for one share of Common Stock ("IPO Warrant Share") at an exercise price of $6.00 per share. The IPO Warrants became exercisable on December 20, 1994. All funds used to purchase such securities were provided from the working capital of FP. The aggregate purchase price of such securities was approximately $1,687,372.

              Prior to the transactions effected pursuant to the Omnibus Agreement, Mr. Spiegel owned 60,000 shares of Common Stock and IPO Warrants exercisable for 115,000 IPO Warrant Shares. In addition, Mr. Spiegel's wife owned 40,000 shares of Common Stock, Mr. Spiegel's individual retirement account ("IRA") owned 15,500 shares of Common Stock and Mrs. Spiegel's IRA owned 1,500 shares of Common Stock. The shares of Common Stock reported herein as being beneficially owned by Mr. Spiegel include the shares of Common Stock owned by Mrs. Spiegel, Mr. Spiegel's IRA and Mrs. Spiegel's IRA. All such shares of Common Stock were acquired with personal funds of the owner and the aggregate purchase price of the securities was approximately $624,800. In addition, the IRA of Mr. Spiegel's adult son, Richard Spiegel, owns 4,500 shares of Common Stock. Mr. Spiegel disclaims beneficial ownership of the shares of Common Stock owned by Richard Spiegel's IRA. Prior to the transactions effected pursuant to the Omnibus Agreement, Spiegel Trust owned 15,000 shares of Common stock, the aggregate purchase price of which was $64,476, which amount was provided by funds of the trust.

Item 4.       Purpose of Transaction.

              The Reporting Persons have acquired the shares of Common Stock and warrants referred to in Item 5 to obtain a significant equity investment in the Company. At the present time, but subject to their individual continuing evaluations of the factors noted below, the Reporting Persons intend to retain such shares of Common Stock and warrants.

CUSIP No. 403203 10 2                13D                 Page 13 of 21 Pages

              Whether the Reporting Persons purchase any additional shares of Common Stock or warrants or dispose of any shares of Common Stock or warrants, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including: the availability of shares of Common Stock and warrants for purchase at particular price levels; the Company's and the particular Reporting Person's business and prospects; other business investment opportunities available to the particular Reporting Person; economic conditions; stock market conditions; money market conditions; the attitudes and actions of the Board of Directors and management of the Company; the availability and nature of opportunities to dispose of the particular Reporting Person's interest in the Company; and other plans and requirements of the particular Reporting Person. Depending upon their individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional shares of Common Stock or warrants (by means of open market or privately negotiated purchases or otherwise) or to dispose of some or all of the shares of Common Stock or warrants held by each of them.

              Pursuant to the Voting Agreement, Mr. Spiegel and Mr. Steinberg were elected to the Company's Board of Directors on October 2, 1998 at the request of GP. Three members of the Board of Directors elected prior to the transactions contemplated by the Omnibus Agreement continue to serve on the Board of Directors. GP does not currently intend to request the election of additional nominees to the Board, but it reserves the right to do so at any time. Following the election of Mr. Spiegel and Mr. Steinberg to the Board of Directors, the Board of Directors elected Mr. Steinberg as Chairman of the Company and Marc Perkins (who was a director prior to the transactions effected by the Omnibus Agreement) as Vice Chairman and Chief Executive Officer of the Company. The Board of Directors also intends to appoint a new Chief Financial Officer.

              Except for the election of nominees of GP to the Board of Directors of the Company as contemplated by the Voting Agreement and the election of officers of the Company described above, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Company or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D. It should also be noted that GP has been granted security interests in substantially all of the assets of the Company to secure repayment of the Loans and other

CUSIP No. 403203 10 2                13D                 Page 14 of 21 Pages

obligations. If the Company is unable to repay the Loans, GP would be permitted to sell such assets in order to satisfy the Company's obligation to repay the Loans.

Item 5.       Interest in Securities of the Company.

              (a) Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each person or entity named in Item 2 above, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity. The ownership percentages set forth in the table below are based on 4,291,269 shares of Common Stock having been outstanding prior to the transactions contemplated by the Omnibus Agreement, which information was reported as of July 6, 1998 in the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1998, and the issuance to GP pursuant to the Omnibus Agreement of Warrants which would be exercisable on the date hereof for 2,591,616 Warrant Shares (the Warrants are not exercisable until January 1, 1999; the maximum number of Warrant Shares issuable upon exercise of the Warrants may increase or decrease depending on the number of pro forma, full diluted shares of Common Stock, as described in Item 6). The percentages of the outstanding shares of Common Stock owned by each of the persons listed below and the percentage of the outstanding shares of Common Stock owned by all of such persons in the aggregate have been calculated in accordance with Rule 13d-3 under the Exchange Act to reflect ownership of shares of Common Stock issuable upon exercise of outstanding warrants. As provided in such Rule, shares of Common Stock issuable to any person upon exercise of its, his or her warrants (or issuable to all such persons in the aggregate) are deemed to be outstanding for the purpose of calculating such person's beneficial ownership (or all such persons' aggregate beneficial ownership) but not any other person's beneficial ownership.


                           Shares of
                            Common         IPO                       Voting
Name of Reporting           Stock        Warrant      Warrant       Agreement             Total           Pct.
     Person                              Shares       Shares         Shares               Shares       Outstanding


GP (1)                                               2,591,616       1,801,916  (2)      4,393,532            62.9%
FP (3)                       494,189     115,000     2,105,688                           2,714,877            41.7%
Spiegel (4)                  117,000     115,000       388,742                             620,742            12.9%
Spiegel Trust (5)             15,000                    64,790                              79,790             1.8%
Steinberg                                               32,395                              32,395             0.7%
                          -----------------------------------------------------------------------------------------
                             626,189     230,000     2,591,616       1,801,916           5,249,721            72.7%
                          =========================================================================================



(1) By virtue of their status as members of GP, FP, Mr. Spiegel, Spiegel Trust and Mr. Steinberg may be deemed to have beneficial ownership of securities owned by GP.

CUSIP No. 403203 10 2                13D                 Page 15 of 21 Pages

(2) Shares for which the holders have agreed pursuant to the Voting Agreement to vote for the nominees of GP for election to the Board of Directors of the Company. Includes 105,734 shares issuable upon exercise of warrants.

(3) By virtue of their status as partners of FP, the Tisch Trusts may be deemed to have beneficial ownership of the securities owned by FP. By virtue of their status as managing trustees of the trusts which are the general partners of FP, the Messrs. Tisch may be deemed to have beneficial ownership of the securities owned by FP.

(4) Includes securities owned by Mr. Spiegel, Mr. Spiegel's wife, Mr. Spiegel's IRA and Mr. Spiegel's wife's IRA. Does not include securities owned by Spiegel Trust or Mr. Spiegel's son's IRA.

(5) By virtue of his status as a trustee of Spiegel Trust, Mr.Spiegel may be deemed to have beneficial ownership of securities owned by Spiegel Trust.

              (b) Set forth in the table below is information with respect to the number of shares of Common Stock beneficially owned as of the date hereof by each person or entity named in Item 2 above, indicating, with respect to such shares of Common Stock, whether each such person has the sole power to vote or direct the vote or shared power to vote or direct the vote and sole power to dispose or direct the disposition or shared power to dispose or direct the disposition.


                                                                                   Power to Dispose or
           Name of                           Power to Vote or                           Direct the
      Reporting Person                       Direct the Vote                           Disposition

                                           Sole              Shared                   Sole              Shared

GP (1)                                    2,591,616       1,801,916(2)               2,591,616               0
FP (3)                                    2,714,877               0                  2,714,877               0
Spiegel (4)                                 620,742               0                    620,742               0
Spiegel Trust (5)                            79,790               0                     79,790               0
Steinberg                                    32,395               0                     32,395               0



(1) By virtue of their status as members of GP, FP, Mr. Spiegel, Spiegel Trust and Mr. Steinberg may be deemed to have beneficial ownership of securities owned by GP.

(2) Shares for which the holders have agreed pursuant to the Voting Agreement to vote for the nominees of GP for election to the Board of Directors of the Company. Includes 105,734 shares issuable upon exercise of warrants.

CUSIP No. 403203 10 2                13D                 Page 16 of 21 Pages

(3) By virtue of their status as partners of FP, the Tisch Trusts may be deemed to have beneficial ownership of the securities owned by FP. By virtue of their status as managing trustees of the trusts which are the general partners of FP, the Messrs. Tisch may be deemed to have beneficial ownership of the securities owned by FP.

(4) Includes securities owned by Mr. Spiegel, Mr. Spiegel's wife, Mr. Spiegel's IRA and Mr. Spiegel's wife's IRA. Does not include securities owned by Spiegel Trust or Mr. Spiegel's son's IRA.

(5) By virtue of his status as a trustee of Spiegel Trust, Mr. Spiegel may be deemed to have beneficial ownership of securities owned by Spiegel Trust.

              (c) The only transactions in the Common Stock effected by the Reporting Persons during the sixty days preceding the date hereof were (i) the respective acquisitions by the Reporting Persons on October 2, 1998 from the Company in a private placement pursuant to the Omnibus Agreement of Warrants exercisable on the date hereof for an aggregate of 2,591,616 Warrant Shares, which are summarized below, and (ii) the transactions by Mr. Spiegel and Spiegel Trust summarized below. None of the other persons or entities named in Item 2 above effected any other transactions in the Common Stock during the 60 days preceding the date hereof.

                    Summary of Acquisition of Warrant Shares

                                                  Warrant Shares
       Name of                                              Price/Warrant
  Reporting Person                          Number          Shares (1)
  ----------------                          ------          -------------
GP                                          2,591,616           $0.1331
FP                                          2,105,688           $0.1331
Spiegel                                       388,742           $0.1331
Spiegel Trust                                  64,790           $0.1331
Steinberg                                      32,395           $0.1331
                                            ---------
                                            2,591,616

(1) The price per Warrant Share is based on the Reporting Persons' allocation of the funds paid by GP to the Company between the notes issued by the Company to evidence its indebtedness in respect of the Loans and the Warrants.

                     Summary of Transactions by Mr. Spiegel

CUSIP No. 403203 10 2                13D                 Page 17 of 21 Pages


     Transaction              Date         Security            No.                 Price/Share         Market
     -----------              ----         --------            ---                 -----------         ------

      Purchase           7/31/98           Common             2,000                   $2.625           OTC
      Purchase           8/4/98            Common             4,200                   $2.625           OTC



                    Summary of Transactions by Spiegel Trust

     Transaction              Date         Security           No.                  Price/Share         Market
     -----------              ----         --------           ---                  -----------         ------
      Purchase           8/10/98           Common             5,000                  $2.4375           OTC
      Purchase           8/11/98           Common             2,500                  $2.4375           OTC



              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the persons and entities named in Item 2 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

              The Reporting Persons purchased the Warrants reported herein from the Company in a private placement on October 2, 1998 pursuant to the Omnibus Agreement. The summary set forth herein of certain provisions of the Omnibus Agreement and the other agreements contemplated by the Omnibus Agreement is qualified in its entirety by reference to the Omnibus Agreement and such other agreements, which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

              Pursuant to the Loan Agreement, the Company has granted to GP security interests in substantially all of the assets of the Company to secure repayment of the Loans and other obligations.

              The Warrants are exercisable for the number of Warrant Shares that is equal to 35% of the pro forma, fully diluted number of shares of Common Stock as of the date of exercise. The Warrant Agreement dated October 2, 1998 relating to the Warrants provides that the pro forma, fully diluted number of shares of Common Stock shall be deemed to mean and include (i) all shares of Common Stock issued and outstanding on the date of exercise; and (ii) all shares of Common Stock that are issuable

CUSIP No. 403203 10 2                13D                 Page 18 of 21 Pages

upon the exercise of any then exercisable rights, options or warrants to purchase shares of Common Stock, including shares issuable upon exercise of the Warrants; and (iii) all shares of Common Stock that are issuable upon the conversion of securities then convertible into shares of Common Stock; provided, however, that the pro forma, fully diluted number of shares of Common Stock shall not be deemed to include any shares of Common Stock (x) issued after the date of the Warrant Agreement in a bona fide public offering registered under the Securities Act or (y) any shares of Common Stock issuable upon the exercise of any stock purchase warrants issued in connection with the Company's initial public offering consummated on December 20, 1993 (including any such warrants issued to the underwriters of such offering or upon the exercise of the over-allotment option granted to such underwriters) unless the expiration date of such warrants is extended beyond the expiration date in effect as of the date of the Warrant Agreement (in which case, such warrants shall be deemed to be included in the calculation of the pro forma, fully diluted number of shares of Common Stock). As of the date hereof, the Warrants would be exercisable for 2,591,616 Warrant Shares if the Warrants were exercisable (the Warrants are not exercisable until January 1, 1999).

              Pursuant to the Voting Agreement, the parties agreed to vote all shares of capital stock owned by them for election to the Board of Directors of the Company of a number of individuals nominated by GP sufficient to constitute a majority of the Board of Directors, one individual nominated by the Geneen Estate and one individual nominated by Park Investment Partners, Inc. On October 2, 1998, Mr. Spiegel and Mr. Steinberg were elected to the Company's Board of Directors at the request of GP. Three members of the Board of Directors elected prior to the transactions contemplated by the Omnibus Agreement continue to serve on the Board of Directors. GP does not presently intend to request the election of additional nominees to the Board, but it reserves the right to do so at any time.

              The Warrants issued pursuant to the Omnibus Agreement and the Warrant Shares issuable upon exercise of the Warrants have not been registered under the Securities Act. In connection with the Omnibus Agreement, the Company entered into a Registration Rights Agreement with GP pursuant to which the Company agreed to register under the Securities Act the Warrants owned by the Reporting Persons and the Warrant Shares issuable upon exercise of the Warrants. The Company has agreed to file a registration statement covering the Warrants and Warrant Shares no later than 60 days following delivery to the Company of written request for registration by holders of at least a majority of the Warrants and the Warrant Shares. The Company has also agreed to register the Warrants and the Warrant Shares in connection with certain other registration statements filed by the Company.

CUSIP No. 403203 10 2                13D                 Page 19 of 21 Pages

              Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities named in Item 2 above or between the persons or entities named in Item 2 above and any other person with respect to the securities of the Company, including but not limited to contracts, arrangements or understandings with respect to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.       Material to be filed as Exhibits.

Exhibit 1.    Agreement regarding the joint filing of this Statement.

Exhibit 2.    Agreement (Omnibus  Agreement) dated as of October 2,
              1998 between the Company, the Geneen  Estate, BankBoston,
              N.A. and GP is incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company dated October 7, 1998.

Exhibit 3. Loan and Security Agreement dated as of October 2, 1998 between the Company and GP is incorporated herein by reference to Exhibit 99.5 to the Current Report on Form 8-K of the Company dated October 7, 1998.

Exhibit 4. Warrant Agreement dated as of October 2, 1998 between the Company and GP is incorporated herein by reference to Exhibit
              99.10 to the Current Report on Form 8-K of the Company dated October 7, 1998.

Exhibit 5.    Form of Warrant. (Attached to the Warrant Agreement as Exhibit A.)

Exhibit 6.    Registration Rights Agreement dated as of October 2,
              1998 between the Company and GP is incorporated herein by reference to Exhibit 99.11 to the Current Report on Form 8-K of the Company dated October 7, 1998.

Exhibit 7. Voting Agreement dated as of October 2, 1998 between the Company, GP, the Geneen Estate, Park Investment Partners and Gerald H. Newman is incorporated herein by reference to
              Exhibit 99.12 to the Current Report on Form 8-K of the Company dated October 7, 1998.

CUSIP No. 403203 10 2                13D                 Page 20 of 21 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

October 7, 1998                              GUNTHER PARTNERS, LLC

                                            By /s/ Thomas J. Tisch
                                               Thomas J. Tisch, Manager


                                            FOUR PARTNERS

                                            By /s/ Thomas J. Tisch
                                               Thomas J. Tisch, Manager


                                            /s/ Robert Spiegel
                                                  Robert Spiegel


                                            RICHARD SPIEGEL 1987 TRUST

                                            By /s/ Robert Spiegel
                                               Robert Spiegel, Trustee


                                            /s/ Thomas M. Steinberg
                                                  Thomas M. Steinberg

                                                                   EXHIBIT 1

                                    AGREEMENT


              In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that Amendment No. 5 to the Schedule 13D dated October 7, 1998 relating to the Common Stock, par value $0.001 per share, of Gunther International, Ltd., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

Dated:  October 7, 1998

                                              GUNTHER PARTNERS, LLC

                                              By /s/ Thomas J. Tisch
                                                 Thomas J. Tisch, Manager


                                               FOUR PARTNERS


                                               By /s/ Thomas J. Tisch
                                                  Thomas J. Tisch, Manager


                                               /s/ Robert Spiegel
                                                     Robert Spiegel


                                               RICHARD SPIEGEL 1987 TRUST


                                                By /s/ Robert Spiegel
                                                   Robert Spiegel, Trustee


                                                /s/ Thomas M. Steinberg
                                                     Thomas M. Steinberg